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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH, DC

SEC FILE NUMBER
8- 68078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HYPATIA CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 6th Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Lizarraga — (212) 472-7500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Patricia Lizarraga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hypatia Capital Advisors LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York }
County of New York }
Sworn before me on 16th
day of February 2012.

Signature

Chief Executive Officer
Title

Notary Public

NIFA VELAJ
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REG. #01VE6213378
MY COMM. EXP. NOV. 9, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hypatia Capital Advisors, LLC

Statement of Financial Condition

December 31, 2011

Hypatia Capital Advisors, LLC

Statement of Financial Condition

December 31, 2011

This report is filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a PUBLIC document.

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
Hypatia Capital Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of Hypatia Capital Advisors, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hypatia Capital Advisors, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 25, 2012

Hypatia Capital Advisors, LLC

Statement of Financial Condition
December 31, 2011

ASSETS		
Cash	$	22,316
Fixed Assets (net of accumulated depreciation of $6,461)		1,301
Other Assets		2,744
Total assets	$	26,361
LIABILITIES AND MEMBER'S EQUITY		
Liabilities - accounts payable and accrued expenses	$	205
Member's Equity		26,156
Total liabilities and Member's equity	$	26,361

See Notes to Financial Condition.

Hypatia Capital Advisors, LLC

Notes to Statement of Financial Condition

Note 1. Organization and Business

Hypatia Capital Advisors, LLC (the "Company") commenced operations on October 1, 2008. The Company became a broker-dealer on July 7, 2009 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company provides financial advisory and investment banking services.

The Company acts as an agent in the private placement of securities.

The Company is currently exempt from the provisions of Rule 15c3-3 of the SEC based on paragraph (k)(2)(i) of the rule. Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 2. Significant Accounting Policies

A summary of significant accounting policies follows:

Cash: Cash represents bank demand deposits.

Income Taxes: The Company is a single-member limited liability company whose parent is a single-member limited liability company classified as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return and, therefore, no provision for income taxes is required. Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740 ("ASC 740"), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2008.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3. Fixed Assets

Details of fixed assets at December 31, 2011 are as follows:

Computer equipment	$ 7,003
Business equipment	759
Total fixed assets, at cost	7,762
Less accumulated depreciation	6,461
Net fixed assets	$ 1,301

Note 4. Lease Commitments

On October 1, 2010, the Company executed an operating sublease for office space in New York, New York on a month-to-month basis and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least thirty (30) days before the date that the terminating party wishes to end the agreement.

Note 5. Net capital Requirement

As a registered broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2011, the Company had net capital of $22,111, $17,111 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1 at December 31, 2011.

Note 6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

The Company received capital contributions of $17,000 from its Member.